United States securities and exchange commission logo





                              June 11, 2024

       Colin Ellis
       Chief Financial Officer and Director
       Fintech Scion Limited
       M Floor & 1st Floor
       No. 33, Jalan Maharajalela
       50150, Kuala Lumpur, Malaysia

                                                        Re: Fintech Scion
Limited
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Amendment No. 3 to
Form 10-K for Fiscal Year Ended December 31, 2023
                                                            File No. 000-55685

       Dear Colin Ellis:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Part I
       Item 1. Business
       Overview, page 1

   1. With a view to providing more balanced disclosure, please disclose here the amount of your revenue for the
most recently completed fiscal year and your net income/loss for the most recently completed
fiscal year.
   2. Please clarify here that you currently operate in, and derive the bulk of your revenue from, the United Kingdom and
Malaysia.
   3. Please balance the aspirational statements in this section with details about your actual business operations.
For example, in the fourth paragraph, where you state your "current clientele encompasses
an array of enterprises and organizations, spanning varied sectors,"
                                                        please describe the
industry sectors and types of customers you serve. If possible, please provide specific
examples. In addition, in the same paragraph, please identify the "specific
 Colin Ellis
FirstName   LastNameColin Ellis
Fintech Scion  Limited
Comapany
June        NameFintech Scion Limited
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
         subset of online businesses that grapple with establishing and maintaining physical bank accounts across multiple territories" that you are referring to and explain why you think this is notable. Please make conforming revisions throughout the prospectus.
Corporate History and Structure, page 4

4. Please revise the diagram of your corporate structure on page 5 to add ownership percentages.
Market Opportunity, page 12

5. We note your representations on pages 13-14 that the Payment Gateway Market in the
         Technology Layer is "expected to grow to $174.4 billion in 2027" and the Payment
         Processing Market in the Payment Layer is "expected to grow to $116.2 billion in 2027."
         Please revise to disclose the sources of these statements. In addition, please provide context for the significance to you of the overall dollar value of these markets by clarifying how much of them you believe you would be in a position to address in light of your resources.
Government Regulations, page 17

6. We note your references here to "the Bank." However, this entity does not appear to be discussed or otherwise referenced within your registration statement. Please advise or revise to describe or define this entity.
Item 1A. Risk Factors, page 17

7. We note your disclosure on page F-16 that "inflationary pressures also caused [y]our forecasted expenses to increase" during the fiscal year ended December 31, 2023. To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. As examples only, identify the types of inflationary pressures you are facing and how your business has been affected.
8. We note your disclosure on page F-16 that your "discounted cash flows utilized a higher risk-adjusted discount rate for the 2023 impairment test, primarily due to central banks raising interest rates in 2023." To the extent applicable, please update your risk factors to disclose the material impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
9. Please add a risk factor to address the risks associated with certain of your shareholders potentially having the ability, now or in the future, to exercise significant control over your company.
 Colin Ellis
FirstName   LastNameColin Ellis
Fintech Scion  Limited
Comapany
June        NameFintech Scion Limited
     11, 2024
June 11,
Page 3 2024 Page 3
FirstName LastName



We have a limited operating history with financial results that may not be indicative of future performance . . ., page 17

10. Please revise the risk factor and risk factor heading to clearly disclose your history of net losses.
We are subject to chargeback and refund liability risk when our merchants refuse to or cannot reimburse chargebacks . . ., page 27

11. We note your disclosure here that you "are currently, and will continue to be, exposed to certain risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our merchant customers." To the extent your business has been materially affected by risks associated with such chargebacks and refunds, please state as much.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

12. Please provide a more robust analysis of your results of operations. For example, expand your discussion of the impact of the restructuring transactions on cost of sales and the changes in selling expenses and general and administrative expenses to address the underlying reasons for changes in qualitative terms. Please refer to
Item 303(b) of
         Regulation S-K.
Item 13. Certain Relationships and Related Transactions, page 48

13.      If any two of these entities (the Company, Fintech, FintechAsia and/or
CICO) had any
         common owners and/or related parties before their respective transactions, please disclose their names, any positions held at each entity and the percentages of ownership in each entity before and after the transactions. Also, clearly disclose any other related party relationships between each of these entities. For example, based on your disclosure on page F-9, it appears that CICO and the Company may have common ownership, but who the common owners are, the extent of common ownership and any other related party relationships are not disclosed.
General

14. In an appropriate section of this filing, please provide a fuller description of your core business activities. In doing so, please be as specific as possible.
15. In an appropriate section of this filing, please disclose a breakdown of revenue for each of your major services. For example, it appears that you generate revenue from six services:
         payment services; business accounts; SEPA and SWIFT payments; foreign exchange conversion; acquirer services; and whitelabelling. However, it is not clear how much each of these services contributes to your revenue. If any of these services are currently
 Colin Ellis
FirstName   LastNameColin Ellis
Fintech Scion  Limited
Comapany
June        NameFintech Scion Limited
     11, 2024
June 11,
Page 4 2024 Page 4
FirstName LastName
         dormant or aspirational, or if you have not yet generated revenue from them, please make this clear in the disclosure.
Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2023

Audited Consolidated Financial Statements, page F-1

16. Please confirm that the statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for periods prior to November 30, 2022 are those of
         Fintech (the accounting acquirer) and do not include any of the Company's or
         FintechAsia's operations, changes in equity (except for the Company's capital structure) or cash flows. Otherwise, tell us how your accounting for the November 30, 2022 reverse acquisition complies with GAAP. Also, tell us why the 101.667 million shares issued to
         Fintech (per page F-9) are not reflected as outstanding in your statements of stockholders'
         equity just before the reverse merger with the 97.076 million shares effectively issued to the Company (per page F-9) being reflected as issued on November 30, 2022. Refer to
         ASC 805-40-45.
Consolidated Balance Sheet, page F-4

17. Please tell us your basis in GAAP for presenting a line item for merger reserves of $55 million on your balance sheet. Cite the GAAP literature you are relying upon and explain how you are applying it.
Consolidated Statements of Income or Loss and Comprehensive Income or Loss, page F-5

18. Please tell us how you computed the average number of common shares outstanding in each period presented. In doing so, explain your basis in GAAP for treating the 97.076 million shares effectively issued to the Company on November 30, 2022 as outstanding for all of 2022. Also, explain your basis in GAAP for treating the 100 million shares issued to CICO on October 11, 2023 as outstanding for all of 2023. Refer to ASC 260 and
         ASC 805-40-45-3 through 45-5. Additionally, tell us the dollar amounts recorded in each line item of your statements of income or loss for each period presented related to the
         CICO asset acquisition and the dates you started and stopped reflecting these amounts in your statements of income or loss. Please also tell us the dollar amounts of the various assets and liabilities reflected on your December 31, 2023 balance sheet related to the
         CICO asset acquisition and explain your GAAP basis for keeping these assets and liabilities and 100 million shares issued to CICO on your balance sheet after the Company and CICO mutually agreed to unwind the transaction on December 27, 2023.
Note 1. Organization and Business, page F-8

19. Your subsidiary, HWG Cash Singapore Pte Ltd, is engaged in trading digital assets.
         Please explain in greater detail the nature and extent of this entity's digital asset activities and the accounting policies applied.
 Colin Ellis
Fintech Scion Limited
June 11, 2024
Page 5
Restructuring Transactions
Disposal of ASB and VOM, page F-10

20. We note you recorded a gain on disposal of subsidiaries of $5.5 million as other income for the year ended December 31, 2022. Tell us how you considered the guidance of ASC
         205-20-45 in determining that the disposals of ASB and VOB did not represent a strategic shift and did not qualify as discontinued operations.
Note 5. Goodwill, page F-17

21. Please tell us the amount of goodwill allocated to each reporting unit as of each balance sheet date. If any goodwill was allocated to Fintech in the November 30, 2022 reverse merger, please also explain your basis in GAAP for doing so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameColin Ellis                                  Sincerely,
Comapany NameFintech Scion Limited
                                                               Division of
Corporation Finance
June 11, 2024 Page 5                                           Office of Trade
& Services
FirstName LastName